UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR

☐ Form N-CSR For Period Ended: September 30, 2006

☐ Transition report on Form 10-K

☐ Transition report on Form 20-F

☐ Transition report on Form 11-K

☐ Transition report on Form 10-Q

☐ Transition report on Form N-SAR For Transition Period Ended:

Nothing in this form shall be constructed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Items(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Evercore Partners Inc.
Full name of Registrant

N/A
Former name if Applicable

55 East 52nd Street
Address of Principal Executive Office (Street and Number)

New York, New York 10055
City, State and Zip Code

PART II — RULES 12b–25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12-b-25(b), the following should be completed. (Check box if appropriate)

☒

(a).   The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

(b).   The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filled on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report on form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c).   The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Evercore Partners Inc. (the “Company”) was unable to file its Quarterly Report on Form 10-Q (“Form 10-Q”) for the quarterly period ended September 30, 2006 by November 14, 2006.

The delay in filing the Form 10-Q is the result of the Company performing additional review of the appropriate accounting for transactions in connection with repurchase or “repos” and reverse repurchase agreements or “reverse repos”, entered into by Protego Casa de Bolsa, the Mexican asset management subsidiary of Protego Asesores, the Mexican firm acquired by the Company in August 2006. The accounting matter under review related to Protego Casa de Bolsa’s financial position and results of operations.

PART IV —OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

David E. Wezdenko	(212)	857-3102
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes ☒ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As disclosed in the Company’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2006, filed by the Company with the Securities and Exchange Commission on September 25, 2006, the Company effected the Formation Transaction, the Protego Combination and the initial public offering of its Class A common stock in August 2006, which has resulted in changes in the Company’s results of operation from those of its predecessor for the corresponding period for the last fiscal year, as described in those filings.

Evercore Partners Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	November 15, 2006	By:	/S/ DAVID E. WEZDENKO
Chief Financial Officer